Exhibit 99.1

Marine Harvest ASA (OSE:MHG, NYSE:MHG): Q4 2015 Trading update

Harvest volumes Q4 2015 (1)

Farming Norway	67 thousand tonnes
Farming Scotland	14 thousand tonnes
Farming Canada	9 thousand tonnes
Farming Chile	15 thousand tonnes
Other	6 thousand tonnes
Total	111 thousand tonnes

In connection with the presentation of the Q3 2015 results, Marine Harvest guided a total harvest volume of 115 thousand tonnes (GWE) for Q4 2015.

Note:
(1) The harvest volumes are provided in gutted weight equivalents (GWE). The figures include salmonid species only.

Additional information

Operational EBIT for the Group was approximately NOK 850 million in Q4 2015 (NOK 1,032 million in Q4 2014). Start-up costs at the Rosyth processing plant in Scotland have been higher than previously expected and have as such impacted results negatively by approximately NOK 70 million in Q4 2015. This effect is included in the figures below for Scotland.

Total operational EBIT per kg through the value chain were approximately as follows for the main sources of origin:

• Norway	NOK	12.1
• Scotland	NOK	-0.9
• Canada	NOK	3.3
• Chile	NOK	-12.3

Reported net interest bearing debt (NIBD) was approximately NOK 9.6 billion at the end of the quarter.

A separate press release will be disclosed later today regarding a restructuring plan of Marine Harvest Scotland Farming. Following a recent review of the business up to 100 jobs will be reduced to make the business more efficient and sustainable. Harvesting volumes for 2016 will not be impacted by the restructuring plan.

The complete Q4 2015 report will be released on 17 February at 06:30 CET.

This press release may be deemed to include forward-looking statements, such as statements that relate to salmonid production volume.  Actual events could differ materially from those indicated by these statements because the realization of those events is subject to many risks and uncertainties. Factors that could affect actual events include risks associated with fluctuations in salmon prices, risks associated with the supply and demand of salmon, including global economy, salmon prices and consumer preferences and operational risks, in particular those relating to our cost in Norway. All forward-looking statements included in this news release are based on information available at the time of the release, and Marine Harvest assumes no obligation to update any forward- looking statement.

This information is subject to the disclosure requirements pursuant to section 5-12 of the Norwegian Securities Trading Act.